SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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FAIRMONT HOTELS & RESORTS INC.

(Name of Subject Company)

__________________________

FAIRMONT HOTELS & RESORTS INC.

(Name of Person(s) Filing Statement)

__________________________

Common Shares, without nominal or par value (including the associated Rights to purchase Common Shares)

(Title of Class of Securities)

__________________________

305204109

(CUSIP Number of Class of Securities)

__________________________

Terence P. Badour, Esq.

Executive Vice President, Law and Administration

Fairmont Hotels & Resorts Inc.

Canadian Pacific Tower, Ste 1600

100 Wellington Street W.

Toronto, Ontario M5K 1B7

Canada

(416) 874-2600

(Name, Address and Telephone Number of Person authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

__________________________

With copies to:

G. Blair Cowper-Smith Esq. Phillip C. Moore, Esq. McCarthy Tétrault LLP Toronto, Dominion Bank Tower, Suite 4700 Toronto, Ontario M5K 1E6 Canada (416) 362-1812	Morris J. Kramer, Esq. David J. Friedman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairmont Hotels & Resorts Inc. ("Fairmont") with the Securities and Exchange Commission on December 22, 2005 (as amended, the "Statement") relating to the tender offer by Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "Offeror") disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") initially filed by Offeror with the Securities and Exchange Commission (the "Commission") on December 9, 2005, to purchase up to 29,648,400 Common Shares of Fairmont at a purchase price of $40.00 per Common Share (the "Offer Price").

Item 9.	Exhibits.

Item 9 is amended and supplemented by adding thereto:

(g)(1) Q&A distributed to Georgeson Shareholder, Fairmont's Information Agent.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FAIRMONT HOTELS & RESORTS INC.

By:	/s/ Stuart M. Miller_______

Name:	Stuart M. Miller
Title:	Executive Director, Corporate Services and

Compliance and Corporate Secretary

Date: December 23, 2005

INDEX TO EXHIBITS

Exhibit No.	Document
(g)(1)	Q&A distributed to Georgeson Shareholder, Fairmont's Information Agent.